Exhibit 2

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EURAND N.V.
Proxy for Annual Meeting of Shareholders on June 9, 2010
(Continued and to be signed on the reverse side.)

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ANNUAL MEETING OF SHAREHOLDERS OF
EURAND N.V.
June 9, 2010

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

ê   Please detach along perforated line and mail in the envelope provided.    ê

■ 00033333303030333000 5	060910

ONLY SIGNED AND DATED CARDS WILL BE HELD VALID
IN THE ABSENCE OF DIRECTION, THIS CARD WILL BE VOTED “FOR” ALL RESOLUTIONS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

As the registered owner of ordinary shares in the capital of Eurand, N.V., a Dutch company with limited liability (the “Company”), (the “Shares”), hereby irrevocably authorizes and directs the members of the Proxy Committee, individually and with full power of substitution, to cause the Shares to be voted at: the Annual General Meeting (“AGM”) of Shareholders of the Company, to be held in Amsterdam, The Netherlands at the Company’s registered office in Olympic Plaza, Fred. Roeskestraat 123, on Thursday, 9 June 2010 at 10:00 AM (CET) or any adjournment or postponement thereof, on the following matters as indicated by the UNDERSIGNED below:

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

		FOR	AGAINST	ABSTAIN
1	To adopt the Company’s Annual Accounts for the financial year 2009.	☐	☐	☐

2.	To review the Company’s Reservation and Dividend Policy and affirm that no dividends will be declared.	☐	☐	☐

3.	To grant a discharge to the directors in respect of their management during the financial year 2009.	☐	☐	☐

4.	To re-appoint Ernst & Young as independent auditor for the financial year 2010.	☐	☐	☐

5.	To amend the Company’s Equity Compensation Plan to increase the number of shares issuable under the plan.	☐	☐	☐

6.
To grant irrevocable authorization to the Board of Directors for a period of five years from the date of the AGM to issue or grant rights to acquire shares in the capital of the Company and to exclude or restrict pre-emptive rights with respect to any such issuance.
		☐	☐	☐

7.
To grant authorization to the Board of Directors for a period of 18 months from the date of the AGM to acquire as many shares in the capital of the Company as is permitted by the law and the Articles of Association.
		☐	☐	☐

8.	To approve the re-appointment of two non-executive Directors ‘B’, Mr. Rolf Classon and Mr. Angelo Malahias, to the Board of Directors for a term of four years.	☐	☐	☐

9.	To approve the non-executive director stock option grants for 2010.	☐	☐	☐

10.	To approve the non-executive director compensation for 2010.	☐	☐	☐

11.	To approve any other resolution tabled in connection with the above.	☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

■	Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.
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